JVM Securities, LLC
Report Pursuant to Rule 17a-5 (d)
Financial Statement
December 31, 2023

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123
Expires: Nov. 30, 2026
Estimated average burden
hours per response: 12

ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-70032

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/23 _____ AND ENDING 12/31/23 _____
                                      MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: JVM Securities, LLC

TYPE OF REGISTRANT (check all applicable boxes):
☑ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

903 Commerce Drive, Ste 250

(No. and Street)

Oak Brook	IL	60523
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

James Curtis	205-834-2636	james.curtis@jvmrealty.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*
Michael Coglianese, CPA

(Name – if individual, state last, first, and middle name)

125 E. Lake Street, Suite 303	Bloomgingdale	IL	60108
(Address)	(City)	(State)	(Zip Code)
10/20/2009		3874	
(Date of Registration with PCAOB)(if applicable)		(PCAOB Registration Number, if applicable)	

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public
   accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17
   CFR 240.17a-5(e)(1)(ii), if applicable.
**Persons who are to respond to the collection of information contained in this form are not required to respond unless the form
displays a currently valid OMB control number.**



OATH OR AFFIRMATION

I, James Curtis, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of JVM Securities, LLC, as of December 31, 2 023, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

EMILY WALLACE WALDON NOTARY PUBLIC ALABAMA STATE AT LARGE

Signature: [signature]

Title: President

[signature] Emily Wallace Waldon

Notary Public

MY COMMISSION EXPIRES 4-7-2025

This filing contains (check all applicable boxes):**

- [x] (a) Statement of financial condition.
- [x] (b) Notes to consolidated statement of financial condition.
- [ ] (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- [ ] (d) Statement of cash flows.
- [ ] (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- [ ] (f) Statement of changes in liabilities subordinated to claims of creditors.
- [ ] (g) Notes to consolidated financial statements.
- [ ] (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- [ ] (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- [ ] (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- [ ] (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- [ ] (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- [ ] (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- [ ] (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- [ ] (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- [ ] (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- [x] (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- [ ] (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [ ] (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [x] (t) Independent public accountant's report based on an examination of the statement of financial condition.
- [ ] (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- [ ] (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [ ] (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [ ] (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- [ ] (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- [ ] (z) Other: ______________________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*



MICHAEL COGLIANESE CPA, P.C.

ALTERNATIVE INVESTMENT ACCOUNTANTS

125 E. Lake Street, Ste. 303
Bloomingdale, IL 60108
Tel 630.351.8942
Mike@cogcpa.com | www.cogcpa.com

Bloomingdale | Chicago

Report of Independent Registered Public Accounting Firm

To the Members of JVM Securities, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of JVM Securities, LLC as of December 31, 2023, and the related notes (collectively referred to as the financial statement). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of JVM Securities, LLC as of December 31, 2023 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of JVM Securities, LLC's management. Our responsibility is to express an opinion on JVM Securities, LLC's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to JVM Securities, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

We have served as JVM Securities, LLC's auditor since 2022.

Michael Coglianese CPA.P.C.

Bloomingdale, IL
April 10, 2024

JVM SECURITIES, LLC
STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2023

Assets	
Cash	$ 85,292
Commissions Receivable- Related Parties	60,847
Right of Use Asset	186,909
Total Assets	**$ 333,048**

Liabilities and Member's Equity	
Liabilities	
Accounts Payable	$1,000
Commissions Payable	16,955
Due to Related Party	11,593
Accrued Expenses	1,297
Lease Liability	197,594
Total Liabilities	228,439
Member's Equity	104,609
Total Liabilities and Member's Equity	**$333,048**

The accompanying notes are an integral part of this financial statement

2

JVM SECURITIES, LLC

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2023

(1)   SUMMARY OF SIGNIFICANT ACCOUTING POLICIES

Nature of Business

JVM Securities, LLC (the "Company") is a registered-broker dealer incorporated under the laws of the State of Delaware on April 6, 2017, maintaining its principal and only active office in Oak Brook, Illinois. On January 17, 2018, the Company became a registered broker-dealer subject to the rules and regulations of the Securities and Exchange Commission ("SEC"). The Company is a member of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corporation ("SIPC"). The Company's primary business consists of the wholesaling and retailing of direct participating programs for which a related entity is the general manager.

Method of Accounting

The Company maintains its books and records on the accrual basis of accounting in accordance with the accounting principals generally accepted in the United States ("GAAP").

Concentration of Risk

Financial instruments that potentially subject the Company to concentration of credit risk consist principally of cash. The Company has placed cash with high quality banking institutions and may at times exceed federally insured limits of $250,000. As of December 31, 2023, the Company had cash deposits in one financial institution which did not exceed federally insured limits. The Company believes that the risk of loss is minimal. To date, the Company has not experienced any losses related to cash deposits with financial institutions.

Revenue Recognition

Commission income is recognized on the closing date of the underlying transaction when evidence of an agreement exists, the price is fixed or determinable, collectability is reasonably assured, and the Company's performance obligations have been completed in accordance with the terms of its client agreement. Transaction-related costs are recorded as expenses in the same reporting period as the associated revenue.

Leases

The Company recognizes and measures its leases in accordance with FASB ASC 842, Leases. The Company shared its office space with an affiliate under the terms of an expense sharing agreement through September 30 , 2023. This agreement is not subject to FASB ASC 842, Leases. The Company recorded shared expenses from the agreement monthly as billed. The Company commenced a noncancelable operating lease for office space as of October 1, 2023. The Lease term is 5 years and 5 months with 5 months of abatement then a fixed monthly payment of $3,858.33, and expires February 28, 2029.   The Company recognized a lease liability

and a right of use (ROU) asset at the commencement date of the lease. The lease liability is initially and subsequently recognized based on the present value of its future lease payments. Lease cost for lease payments is recognized on a straight-line basis over the lease term.

Operating Leases:

Right-of-Use Assets	$195,632
Accumulated Amortization	$ 8.723
Right-of-Use Assets, net	$186,909
Operating Lease Liability	$197,594

Maturities of lease liabilities at December 31, 2023 were as follows:

Year	Amount
2024	$38,583
2025	$46,300
2026	$46,300
2027	$46,300
2028	$46,300
2029	$7,717
Total Lease Payment	$231,500
Imputed interest	($33,906)
	$197,594

Income Taxes

Under provisions of the Internal Revenue Code and applicable state law, the Company is not directly subject to income taxes. The results of its operations are includable in the tax returns of its member. Therefore, no provision for income tax expense has been included in the accompanying financial statements.

The Company follows accounting rules for uncertain tax positions. These rules require financial statement recognition of the impact of the tax position if a position is more likely than not of being sustained on audit, based on the technical merits of the position. These rules also provide guidance on measurement, recognition, classification, interest and penalties, accounting in interim periods, transition and disclosure requirements for uncertain tax positions.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that effect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Advertising

Advertising costs are charged to operations when incurred. Advertising and marketing expenses were $48,877 for the year ended December 31, 2023.

(2)   RELATED PARTY TRANSACTIONS

The Company has an expense-sharing agreement with JVM Realty Corporation (JVM), an affiliate of the Company. The Company agreed to lease and/or utilize facilities, equipment, personnel, and third-party services from JVM. On September 24, 2018, the agreement was amended and shall remain in effect unless terminated according to its terms. During the term, the Company is legally obligated to reimburse JVM for certain costs based upon the Company's pro-rata share of these costs, which include rental of facilities, telephone and systems support which totaled $8,379 for the year ended December 31, 2023. The company also reimburses JVM Realty for expense paid on its behalf. As of December 31, 2023, $11,593 is due to JVM for such expenses.

The Company also has an expense-sharing agreement with JVM Management, Inc. (JVMM), an affiliate of the Company. JVMM provides payroll processing services to the Company under an agreement which will remain in effect until terminated. The Company is legally obligated to reimburse JVMM for payroll expenses during the term of the agreement. Such expenses totaled $335,194 in the year ending December 31, 2023.

The Company entered into Placement Agreements (the "PAs") with JVM Realty Apartment Fund 9, LLC (F9) and JVM Multi-Premier Fund 5, LLC (P5) on January 15, 2023, and with JVM Preferred Equity Fund, LLC, 2020 Series Class A 7% Preferred Equity Interests (Pref2020) on April 15, 2020. These LLCs are related to the ultimate beneficial owner of the Company who is also a managing member of these LLCs. The terms of the PAs appoint the Company as a placement agent for the purpose of the placement of LLC membership interests. Under the PAs with F9 and P5 the Company will receive commission fees of up to 1.85% of the amounts raised from investors introduced by the Company to F9 and P5. Under the PA with Pref2020 the Company will receive commission fees of up to 0.6% of the amounts raised from investors introduced by the Company to Pref2020. The Company earned commissions totaling $515,125 from the placement of interest in F9, P5 and Pref2020 for the year ended December 31, 2023. Commissions receivable related to the placement of interest in F9, P5 and Pref2020 were $60,847 as of December 31, 2023.

It is possible that the terms of the related parties are not the same as those that would result for transactions among wholly unrelated parties.

(3)   NET CAPITAL

The Company is subject to a minimum net capital requirement of the greater of 6-2/3% of aggregate indebtedness or $5,000 under SEC Rule 15c3-1 which requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1. Net capital and the related net capital ratio fluctuate daily; however, as of December 31, 2023, the net capital ratio was 0.68 to 1 and the net capital was $60,718 which exceeded the required minimum net capital by $55,718.

(4)   SUBSEQUENT EVENTS

The Company has evaluated events and transactions subsequent to the financial condition date for items requiring recording or disclosure in the financial statements. The evaluation was performed through the date the financial statements were available to be issued. Based upon

this review, the Company has determined that there were no such events or transactions which took place that would have a material impact on its financial statements.

5 - Commitments, Guarantees and Contingencies

Management of the Company believes that there are no commitments, guarantees or contingencies that may result in a material loss or future obligations as of December 31, 2023.